September 14, 2010

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, DC  20549

Re:	RehabCare Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 8, 2010
Definitive Proxy Statement filed March 23, 2010
File No. 001-14655

Dear Mr. Rosenberg:

We refer to the comment letter dated September 2, 2010 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Form 10-K for the fiscal year ended December 31, 2009 of RehabCare Group, Inc. (the “Company”) filed with the Commission on March 8, 2010 and the Company’s Definitive Proxy Statement filed with the Commission on March 23, 2010.  In that letter, you requested that we submit our responses to you within 10 business days.  While we have made progress in developing our responses to your inquiries, our process to prepare, conduct internal reviews and finalize our reply will take us more time.   As a result, we respectfully request additional time to complete our reply.  We expect to complete our reply no later than Friday, October 1, 2010, but hope to have our process completed prior to that time.

Thank you for your consideration.  If you have any questions regarding the foregoing, do not hesitate to contact the undersigned at (314) 659-2189.

Sincerely,

/s/  Jay W. Shreiner
Jay W. Shreiner
Executive Vice President and
Chief Financial Officer

7733 Forsyth Boulevard, Suite 2300     St. Louis, MO  63105     800.677.1238    314.863.7422     Fax 314.863.0769     www.rehabcare.com